ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR TRANSMISSION

March 17, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc.
Amendment No. 6 to Form S-1
Filed February 2, 2010
File No. 333-151563

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission, via EDGAR transmission as a correspondence, this letter setting forth the Company’s supplemental response to an oral comment provided to us yesterday via telephone in connection with the Staff’s review of the above referenced registration statement (the “Registration Statement”).

This Staff’s oral comment related to the Company’s response, dated March 10, 2010, to Comment 9 of the Staff’s comment letter dated February 23, 2010.  In its comment, the Staff asked the following:

1.           That the Company confirm that the calculations undertaken by the Company in determining whether the December 1, 2009 acquisition by the Company of Beijing Natural Beauty Fitness Services Ltd. (“BNBS”) met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X where undertaken in U.S. dollars applying U.S. generally accepted accounting principles (“U.S. GAAP”).

Company response: In response to the Staff’s comment, the Company confirms that all such calculations (with respect to both BNBS and the Company) were undertaken in U.S. dollars applying U.S. GAAP.

2.           With respect to the third prong of the test set forth in paragraph (b) of Rule 8-04 of Regulation S-X, the Staff noted that that since (per the Company’s response) BNBS had a net loss, the test must be computed based on the absolute value of BNBS versus the Company as opposed to income.

Company response: In response to the Staff’s comment, the Company advises the Staff that, based on financial statements of BNBS provided to the Company, the Company’s proportionate share of the total absolute amount of net loss of BNBS is derived by the following formula:

Mr. H. Christopher Owings
March 17, 2010

51%*$609,338=$310,762, divided by the net income attributable to the Company ($7,030,500), which equals 4%.

As this percentage is less than 20%, the Company confirms its position that separate audited financial statements of BNBS are not required.

We thank the Staff in advance for its consideration of this letter.  If the Staff would like to discuss this response or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.

We look forward to working with you to resolve any remaining questions the Staff may have and to clearing the Registration Statement soon.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
                Friedman LLP